Punch TV Studios Has Decided to Streamline the Company for Future Growth

Punch TV Studios has decided to streamline the company and focus its attention on syndication and the development of new movies

LOS ANGELES, Sept. 13, 2018

Santa Fe Springs, California, March 31, 2019 - Punch TV Studios has decided to streamline the company and focus its attention on syndication and the development of new movies and television projects that can be distributed via syndication. As a result, Punch TV Studios has decided to shed certain assets. This should allow the company to be competitive in the syndication space on a global level

On June 15, 2018, Punch TV Studios, Inc. announced that it had entered into an Asset Purchase Agreement with PunchFlix, Inc. a private company to sell certain assets to the buyer.

PunchFlix Inc. always seeks to provide customers with the best digital movies and television experience. That is why PunchFlix is currently the talk of the marketplace. The global launch of the PunchFlix digital streaming movie and television platform is firing viewers up and this is an exciting moment at PunchFlix Inc. The streaming service company believes that it is addressing the need to implement programming for global appeal. Starting with hundreds of movie titles and more live television streams, PunchFlix showcases top-notch programming for consumers to enjoy. PunchFlix Inc. is eager to put the "Punch" into how television is viewed around the world. With television available for viewing anytime and anywhere, the appeal of PunchFlix will change how consumers choose to enjoy their television experience.

PunchFlix is amazing. The company recently announced that it had completed a deal with a large distributor and is adding over 10,000 movies to its platform. PunchFlix boast that it currently has 22 live streaming television channels available 24/7 and are looking to expand. The company has built a media platform that allows people to catch all their movies and TV shows on the go, which is the way consumer television viewing habits are trending.

PunchFlix currently has over 400 movies loaded to its platform and according to CEO Joseph Collins, “We are working to add 2,000 movies right away and consumers should know that we are encoding these movies to fit almost every device out there. This is a little challenging, but we want to follow the technological move of the future.”

For interviews please email Lisa Andrews at lisaandrews@punchflix.com or call 323-489-8119